Exhibit 99.1

ASX, Nasdaq and Media Release

16 November 2022

Opthea Chairman’s Address to the 2022 Annual General Meeting

Melbourne, Australia; 16 November 2022 – Opthea Limited (NASDAQ:OPT; ASX:OPT)

Good morning to those of you who have joined us from Australia and good afternoon to our US shareholders.

On behalf of the board and management team I am pleased to report that we have continued to make significant progress during the past 12 months as we advance the pivotal Phase 3 program for our innovative therapy OPT-302 in wet AMD. We also wish to update you on our strategic goals and objectives for the current fiscal year and trust you will gain further insight into our plans going forward.

At Opthea, we are driven to address significant unmet medical needs and provide hope of improved vision outcomes for the many patients around the world who suffer from debilitating retinal diseases. As we continue our journey to bring OPT-302 to market as a life-changing therapeutic option for the treatment of wet AMD, we firmly believe the potential benefits to be significant for patients, shareholders and society.

We are pleased with the achievements the Company has made over the past 12 months and highlighted as follows:

•

We continued to focus on advancing our ongoing Phase 3 clinical studies investigating OPT-302 as a combination therapy for wet AMD, by enrolling patients globally into both the ShORe and COAST trials as we target our approaching milestone of completing patient recruitment.

•

We strengthened the Opthea management team and board with Mr Timothy Morris appointed as CFO, together with the welcome addition of two leaders in the fields of ophthalmology, Mr. Quinton Oswald and Dr. Susan Orr, to the board as non-executive directors.

•

We significantly bolstered the financial position of the company by recently securing major non-dilutive funding for up to US$170 million from world-leading investors Carlyle, its life sciences franchise Abingworth, and their recently formed development company Launch Therapeutics, together with an US$90 million equity raise. We greatly appreciate this support and belief in our technology which will allow completion of the Phase 3 clinical studies whilst also strengthening our strategic position to maximize the commercial value of OPT-302.

We are increasingly excited by what lies ahead for Opthea particularly given the positive clinical data for OPT-302 that has demonstrated superior visual acuity in previous Phase 2 trials over standard of care anti-VEGF-A therapy in patients with wet AMD. Our motivation and conviction for the potential opportunity for OPT-302 is also supported by:

•	The fundamental need to address the unmet need for patients with retinal eye diseases which don’t fully respond to the currently available standard of care treatments; and

•	An understanding that there have been no new therapies targeting novel mechanisms approved for wet AMD since the approval of the first VEGF-A inhibitor for wet AMD over 15 years ago.

Over this next 12 months, our focus will be on successfully executing our Phase 3 trials ShORe and COAST and we will continue to ramp up our pre-commercial efforts that will lay the necessary groundwork for a commercial launch should our trials succeed. While taking these steps, we are building the visibility of our company within the global investor and clinical ophthalmology communities and working to establish Opthea as global innovator for retinal eye disease treatment.

On behalf of the board and management we would like to thank our shareholders for their support and encouragement. Despite continued progress on the clinical trials and the completion of a significant financing we recognize the price performance of the stock has suffered along with many other companies in our industry. In addition to continued focus on the pivotal studies, Megan and management will look to expand awareness and visibility of the company with investors worldwide with the goal of increasing shareholder value. We look to the future with enthusiasm and a single-minded dedication to the objective of delivering high value, both to families of those with disorders of the eye and to our shareholders.

Thank you for your support and investment in Opthea.

About Opthea Limited

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

Company & Media Enquiries:

U.S.A. & International:	Australia:
Sam Martin	Rudi Michelson
Argot Partners	Monsoon Communications
Tel: +1 212 600 1902	Tel: +61 (0) 3 9620 3333
opthea@argotpartners.com

Media:

Silvana Guerci-Lena

NorthStream Global Partners

Tel: +1 973 509 4671

silvana@nsgpllc.com

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Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com